51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
March 31, 2021
Item 3   News Release
The news release dated March 31, 2021 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
On March 31, 2021, the Company announced its intention to pay accrued dividends of $47,437.00 outstanding on the Class A Preferred Shares (the “Dividend Payment”) in common shares (each, a “Share”) of the Company at a price of $0.375 per Share.
The proposed Dividend Payment is subject to the approval of the TSX Venture Exchange.
All securities issued in connection with the Dividend Payment will be subject to a statutory hold period expiring four months and one day after issuance of the securities.
David Hall, Peter Lewis and Andrew Schutte are among the sixteen investors who participated in the 2019 private placement of Class A Preferred Shares all of whom will be receiving a Dividend Payment. These three are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Lee Buckler, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
April 6, 2021